
WOODSIDE

27 June 2005


05009840

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Woodside widens options for US LNG exports, lodged with the Australian Stock Exchange on 27 June 2005.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

7/21

ASX ANNOUNCEMENT
(ASX: WPL)

MONDAY, 27 JUNE 2005
7:00AM (WST)


WOODSIDE

MEDIA
ROGER MARTIN
W: + 61 8 9348 4591
M: + 61 413 018 674
E: roger.martin@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WOODSIDE WIDENS OPTIONS FOR US LNG EXPORTS

Woodside Energy Ltd. is considering additional options for supplying liquefied natural gas to North America after changing the relationship between a subsidiary company and Crystal Energy LLC over the development of a receiving terminal off California.

Woodside Energy (USA) Inc., a wholly owned subsidiary of Woodside Energy Ltd., and Crystal Energy have agreed to end a heads of agreement for the development of the proposed Clearwater Port.

Under the heads of agreement, signed in October 2004, Woodside agreed to provide technical expertise and funding to progress project approvals for the development of Clearwater Port in return for preferential negotiation rights to access the terminal's capacity.

Both companies will continue discussions over the supply of LNG to Clearwater Port, although Woodside will concurrently consider the possible development of its own LNG receiving terminal off California.

Woodside's Chief Executive Officer, Don Voelte, said North America was an important future market for Woodside.

"Demand for LNG in the United States is expected to grow more than eight-fold over the next 20 years, making it one of the world's biggest markets," Mr Voelte said.

"Our strong reserve base in Australia and our position as an experienced producer of LNG has Woodside ideally placed to supply that market.

"We want to consider additional options and opportunities available to us for the export of natural gas to North America."


WOODSIDE

8 July 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Drilling Reports, lodged with the Australian Stock Exchange on 1 July 2005.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

ASX ANNOUNCEMENT
(ASX: WPL)

FRIDAY, 1 JULY 2005
11:50AM (WST)


WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

DRILLING REPORTS

Woodside Petroleum Ltd. advises that it is changing its exploration and appraisal drilling reporting from weekly to quarterly, except where material information is concerned.

The change is effective from today.

Instead of reporting progress on the drilling of exploration or appraisal wells each week, information on those wells will be reported as follows:

- **Before drilling**: The names and brief details of all exploration and appraisal wells which are planned to be drilled in the coming quarter will be provided with each quarterly report on activities that Woodside lodges with the Australian Stock Exchange.

- **During drilling**: Any material information will continue to be released to the Australian Stock Exchange immediately, in accordance with ASX Listing Rule 3.1 and the Corporations Act.

- **After drilling**: The names and brief results of all exploration and appraisal wells that were drilled in the previous quarter will be provided in each quarterly report on activities that Woodside lodges with the Australian Stock Exchange.

- **Exceptions**: During the current drilling campaign offshore Mauritania, Woodside will continue to report weekly the progress of all exploration and appraisal wells operated by any of its subsidiaries.